UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Biohaven Pharmaceutical Holding Company Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G11196 105

(CUSIP Number)

Gregory Bailey

4th Floor, Viking House

Nelson Street, Douglass

Isle of Mann IM1 2AH

+44 (0) 207 460 4663

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G111961 05

1.	Names of Reporting Persons. Gregory Bailey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,981,451(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,981,451(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,451(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)        Consists of (i) 2,525,101 common shares, (ii) 348,850 common shares underlying options which are vested and exercisable within 60 days of January 15, 2018 and (iii) 107,500 common shares underlying an immediately exercisable warrant.  The Reporting Person has sole voting and dispositive power with respect to these common shares.

(2)        This percentage is calculated based upon 36,017,573 common shares of the Issuer outstanding as of November 10, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

Item 1.   Security and Issuer

(a)           This statement on Schedule 13D relates to the common shares, no par value, of Biohaven Pharmaceutical Holding Company Ltd., a company formed under the laws of the British Virgin Islands (“Biohaven” or the “Issuer”).

(b)           The principal executive offices of the Issuer in the United States are located at c/o Biohaven Pharmaceuticals, 234 Church Street, New Haven, CT 06510.

Item 2.   Identity and Background

(a)           Dr. Gregory H. Bailey

(b)           The business address of the Reporting Person is 4th Floor, Viking House, Nelson Street, Douglass, Isle of Mann IM1 2AH.

(c)           The Reporting Person is engaged in investment strategies for drug development opportunities through various corporate entities, including Mediqventures, which has an office at 4th Floor, Viking House, Nelson Street, Douglass, Isle of Mann IM1 2AH.  He is also a member of the Issuer’s board of directors.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of Canada.

Item 3.

Effective January 15, 2018, the Reporting Person, in his capacity as a shareholder of Portage Biotech Inc. (“Portage”), a publicly traded company, received 1,459,802 common shares from Portage by virtue of a distribution in kind of common shares of Biohaven made by Portage on a pro rata basis, for no additional consideration, to its shareholders of record as of January 5, 2018.

Item 4.

The Reporting Person has acquired, and holds, the common shares reported herein for investment purposes. The Reporting Person may acquire additional common shares of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional common shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the common shares now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Securities Act of 1934, as amended (the “Exchange Act”), as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(i)            the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)           any material change in the present capitalization or dividend policy of the Issuer;

(vi)          any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)         changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)        causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)          a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)           any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)           The shares identified herein consist of (i) 2,525,101 common shares, (ii) 348,850 common shares underlying options which are vested and exercisable within 60 days of January 15, 2018 and (iii) 107,500 common shares underlying an immediately exercisable warrant.  The shares beneficially owned by the Reporting Person represent 8.2% of the common shares of the Issuer, based on 36,017,573 common shares outstanding as of November 10, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

(b)           The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the common shares he beneficially holds.

(c)           In the sixty days preceding the filing of this Schedule, the Reporting Person engaged in the following transactions in securities of the Issuer:

Date of the transaction	Number of shares	Price per share	Where and how the transaction was effected
11/24/17	600	(1)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
11/27/17	20,000	(2)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
11/29/17	6,940	(3)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
11/30/17	3,030	(4)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
12/20/17	39,430	(5)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
1/3/18	33,024	(6)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
1/4/18	16,976	(7)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
1/15/18	1,459,802	N/A	These shares were received by the Reporting Person from Portage Biotech Inc. as a distribution in kind on a pro rata basis its shareholders for no additional consideration.
1/16/18	40,000	(8)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
1/19/18	40,000	(9)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.

1/22/18	9,000	(10)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.
1/23/18	16,000	(11)	These shares were sold by the Reporting Person pursuant to a Rule 10b5-1 trading plan.

(1)       The average sale price for these shares was $26.02, with sales ranging from $26.00 to $26.06.

(2)       The average sale price for these shares was $25.92, with sales ranging from $25.59 to $26.27.

(3)       The average sale price for these shares was $25.48, with sales ranging from $25.45 to $25.80.

(4)       The average sale price for these shares was $25.47, with sales ranging from $25.45 to $25.58.

(5)       The average sale price for these shares was $26.31, with sales ranging from $25.45 to $27.11.

(6)       The average sale price for these shares was $28.68, with sales ranging from $28.65 to $28.79.

(7)       The average sale price for these shares was $28.77, with sales ranging from $28.65 to $29.16.

(8)       The average sale price for these shares was $26.52, with sales ranging from $26.25 to $27.10.

(9)       The average sale price for these shares was $30.37, with sales ranging from $28.75 to $31.25.

(10)     The average sale price for these shares was $32.51, with sales ranging from $32.50 to $32.60.

(11)     The average sale price for these shares was $32.79, with sales ranging from $32.50 to $33.22.

(d)           To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

On October 31, 2016, the Issuer and certain investors, including the Reporting Person, entered into an Investor Rights Agreement (the “IRA”).  Subject to the terms of the IRA, holders of common shares having registration rights can request that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

The IRA provides for demand registration rights at any time beginning October 28, 2021.  However, because the IRA terminates on the third anniversary of the closing of the Issuer’s initial public offering, or May 9, 2020, no common shares will be entitled to these demand registration rights.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) either for its own account or for the account of other shareholders, the holders of Registrable Securities (as defined in the IRA) will each be entitled to notice of the registration and will be entitled to include their common shares in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances.

Registration on Form S-3

At any time after the Issuer becomes eligible to file a registration statement on Form S-3, the holders of at least 10% of the Registrable Securities then outstanding will each be entitled, upon any such holders’ written request, to have such shares registered by the Issuer on a Form S-3 registration statement at the Issuer’s expense. These Form S-3 registration rights are subject to other specified conditions and limitations, including the condition that the anticipated aggregate offering price, net of selling expenses, exceeds $5.0 million. Upon receipt of this request, the holders of all Registrable Securities then outstanding will each be entitled to participate in this registration, and the Issuer will be required to effect the registration within 45 days after the receipt of such request from the initiating holders.

Expenses of Registration

The Issuer will pay all expenses relating to any piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights granted under the IRA will terminate upon the earlier of the third anniversary of the closing of the Issuer’s initial public offering, or May 9, 2020, the closing of a deemed liquidation event as defined in the Issuer’s memorandum and article of association or at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such holders of Registrable Securities’ shares without limitation during a three-month period without registration.

Rule 10b5-1 Trading Plan

On August 19, 2017, the Reporting Person entered into a Rule 10b5-1 trading plan (the “Trading Plan”).  The Trading Plan covers the potential sale of an aggregate of 550,000 of the Reporting Person’s shares.

Warrant

On August 30, 2016, the Issuer entered into a one-year credit agreement with Wells Fargo Bank, National Association (“Wells Fargo”) providing for a term loan in the principal amount of $5.0 million. In connection with credit agreement, the Reporting Person provided a guaranty. In exchange for the Reporting Person’s guaranty, the Issuer issued a warrant to the Reporting Person to purchase 107,500 common shares at an exercise price of $9.2911 per share. The warrant expires on the second anniversary of the Issuer’s initial public offering.

Stock Options

As a director of the Issuer, the Reporting Person from time to time receives equity compensation in the form of stock options.  The Reporting Person currently holds options to purchase an aggregate of 420,200 common shares (including the 348,850 common shares underlying options held by the Reporting Person which are vested and exercisable within 60 days of January 15, 2018, as described elsewhere herein), with exercise prices ranging from $0.61 to $10.82 per share.  The common shares underlying these options vest as follows:  25% of the shares vested on the respective dates of grant, and the remaining shares vest in three equal installments on the first, second and third anniversary of the respective dates of grant. All grants of stock options to the Reporting Person to date have been made under the Issuer’s 2014 Equity Incentive Plan.  Pursuant to the Issuer’s non-employee director compensation policy, as in effect from time to time, the Reporting Person may in the future receive addition grants of equity awards as compensation for serving on the Issuer’s board of directors or committees thereof.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

A.

Investor Rights Agreement, dated as of October 31, 2016, by and among the Issuer and certain of its shareholders (Incorporated by reference to Exhibit 4.1 of the Issuer’s Registration Statement on Form S-1 (File No. 333-217214), filed with the Securities and Exchange Commission on April 7, 2017).

B.

Warrant, dated January 26, 2017, issued to Gregory Bailey (Incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-217214) filed with the Securities and Exchange Commission on April 7, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2018

/s/ Dr. Gregory H. Bailey
DR. GREGORY H. BAILEY

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)